2017 PROXY RESULTS
"An Annual Meeting of the Members was held on May 16, 2017 to consider the proposals described below. Each proposal was approved. The results of the voting at the Annual
Meeting are as follows:"


Approval of the election of two nominees to the Board of Trustees of the Fund by holders of Preferred Shares.


Managers		Votes For	Votes Against	Votes Withheld
Alfred J. Moran		"60.00%"	"0.00%"		"40.00%"
Dan C. Tutcher		"60.00%"	"0.00%"		"40.00%"